EXHIBIT 12

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


                                 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                                   FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND
                                FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1997
                                --------------------------------------------------
                                               (Millions of dollars)


                                                              For the Three               Years Ended December 31,
                                                              Months Ended      ----------------------------------------------
                                                             March 31, 1998     1997     1996      1995    1994(a)     1993(a)
                                                             --------------     ----     ----      ----    -------     -------

Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-95.....................         $   458    $3,514   $3,450    $1,201   $1,409   $1,392
Dividends from less than 50% owned companies
   more or (less) than equity in net income................              (2)     (11)       (4)        1       (1)      (8)
Minority interest in net income............................              15        68       72        54       44       17
Previously capitalized interest charged to
   income during the period................................               6        25       27        33       29       33
                                                                    -------    ------   ------    ------   ------   ------
        Total earnings.....................................             477     3,596    3,545     1,289    1,481    1,434
                                                                    -------    ------   ------    ------   ------   ------
Fixed charges
   Items charged to income:
     Interest charges......................................             162       528      551       614      594      546
     Interest factor attributable to operating
          lease rentals....................................              23       112      129       110      118       91
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.........................               9        33       35        36       31        4
                                                                    -------    ------   ------    ------   ------   ------
        Total items charged to income......................             194       673      715       760      743      641

   Interest capitalized....................................               6        27       16        28       21       57
   Interest on ESOP debt guaranteed by Texaco Inc..........               1         7       10        14       14       14
                                                                    -------    ------   ------    ------   ------   ------
        Total fixed charges................................             201       707      741       802      778      712
                                                                    -------    ------   ------    ------   ------   ------

Earnings available for payment of fixed charges............         $   671    $4,269   $4,260    $2,049   $2,224   $2,075
   (Total earnings + Total items charged to income)                 =======    ======   ======    ======   ======   ======

Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis.............................            3.34      6.04     5.75      2.55     2.86     2.91
                                                                    =======    ======   ======    ======   ======   ======

(a)  Excludes discontinued operations.

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